Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

Goldman, Sachs & Co. Investor Meetings November 14, 2013

Forward-Looking Statements
and Risk Factors
Statements made in these presentation slides and by representatives of LINN Energy,
LLC and LinnCo, LLC (collectively the “Company”) during the course of this presentation that are not historical facts are forward-looking statements.  These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, anticipated future developments, potential for reserves and drilling, completion of current and future acquisitions, future distributions, future growth, benefits of acquisitions, future competitive position and other factors believed to be appropriate.
Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements.
These include risks relating to financial performance and results, indebtedness under
LINN Energy’s credit facility and Senior Notes, access to capital markets, availability of sufficient cash flow to pay distributions and execute our business plan, prices and demand for natural gas, oil and natural gas liquids, LINN Energy’s ability to replace reserves and efficiently develop LINN Energy’s current reserves, LINN Energy’s ability to make acquisitions on economically acceptable terms, regulation, availability of connections and equipment and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
See “Risk Factors” in LINN Energy’s 2012 Annual Report on Form 10-K, Forms 10-Q,
Registration Statement on Form S-4, as amended, and any other public filings.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.  The market data in this presentation has been prepared as of November 4, 2013, except as otherwise noted.

3
LINN Operations
Berry Operations
LINN Overview
East Goldsmith
Field Acquisition
LINN Energy IPO in 2006 with initial
enterprise value of ~$713 million
Large, long-life diversified reserve base
($ in billions) Current
(1)
PF Berry
(1)(2)
Equity market cap $7.5 $10.7
Total net debt 7.0 8.8
Enterprise value $14.5 $19.5
Note: Market data as of November 4, 2013 (LINE and LNCO closing prices of $31.80 and $33.36 respectively). Unless noted
otherwise, all operational and reserve data as of December 31, 2012. Estimates of proved reserves for the East
Goldsmith Field acquisition were calculated as of the effective date of the acquisition using forward strip oil and natural gas prices, which differ from estimates calculated in accordance with SEC rules and regulations. Estimates of proved reserves for the East Goldsmith Field acquisition based solely on data provided by seller.
(1) Pro forma for the East Goldsmith Field acquisition and $500 million term loan facility.
(2) Pro forma for pending merger with Berry Petroleum (“Berry”), which remains subject to closing conditions, including completion of SEC review of pending Registration Statement on Form S-4 and subsequent shareholder and unitholder approval.
(3) Pro forma for the East Goldsmith Field acquisition and Panther divestiture.
(4) Well count does not include ~2,500 royalty interest wells.
($ in billions)
Current
(3)
PF Berry
(2)(3)
Total proved reserves ~5.0 Tcfe ~6.6 Tcfe
% proved developed 64% 62%
% liquids 47% 54%
Reserve life-index ~17 years ~17 years
Gross productive wells
(4)
~16,000 ~19,000
Corporate
Headquarters
(Houston)
NM
TX
KS
IL
LA
MI
ND
OK
CA
East Texas
WY
UT
CO
California
Uinta Basin
Piceance Basin
Permian Basin

MLP and Independent E&P Rankings
Note: Market data as of November 4, 2013 (LINE closing price of $31.80). Source: Bloomberg.
(1) Pro forma for pending Berry transaction, which remains subject to closing conditions, including completion of SEC review of pending Registration Statement on Form S-4 and subsequent shareholder and unitholder approvals.
LINN is one of the largest MLP and independent E&P companies
13
th
largest public MLP / LLC
18
th
largest domestic independent oil & natural gas company
4
Rank Master Limited Partnership Enterprise Value ($MM) Rank Independent E&P Enterprise Value ($MM)
1. Enterprise Products Partners $76,272 1. ConocoPhillips $107,892
2. Kinder Morgan Energy Partners $56,267 2. Occidental Petroleum Corp. $82,744
3. Energy Transfer Equity $56,048 3. Anadarko Petroleum Corp. $59,803
4. Energy Transfer Partners $46,065 4. EOG Resources Inc. $54,972
5. Williams Partners $31,313 5. Apache Corp. $44,858
6. Plains All American Pipeline $25,659 6. Chesapeake Energy Corp. $36,157
7.
Linn Energy LLC (PF Berry)
(1)
$19,460 7. Devon Energy Corporation $31,919
8. ONEOK Partners $17,932 8. Pioneer Natural Resources Co. $31,856
9. Enbridge Energy Partners $16,713 9. Marathon Oil Corporation $31,540
10. Magellan Midstream Partners $15,060 10. Noble Energy Inc. $30,817
11. Markwest Energy Partners $14,843 11. Continental Resources Inc. $26,421
12. Cheniere Energy Partners $14,712 12.
Linn Energy LLC (PF Berry)
(1)
$19,460
13. LINN Energy LLC $14,534 13. Cabot Oil & Gas Corp. $15,949
14. Access Midstream Partners $13,964 14. EQT Corp. $15,879
15. El Paso Pipeline Partners $13,012 15. Range Resources Corp. $15,583
16. Boardwalk Pipeline Partners $11,299 16. Concho Resources Inc. $15,434
17. Western Gas Equity Partners $10,894 17. Southwestern Energy Co. $15,207
18. Sunoco Logistics Partners $9,645 18. LINN Energy LLC $14,534
19. Buckeye Partners $9,601 19. Murphy Oil Corp. $12,749
20. Regency Energy Partners $9,289 20. Denbury Resources Inc. $10,486
21. Spectra Energy Partners $9,080 21. Cimarex Energy Co. $10,065
22. Targa Resources Partners $8,542 22. Whiting Petroleum Corp. $9,949
23. Western Gas Partners $8,260 23. QEP Resources Inc. $9,255
24. Atlas Energy LP $7,657 24. Cobalt International Energy $9,216
25. Amerigas Partners $6,585 25. MDU Resources Group Inc. $7,793

First-ever acquisition of a public C-Corp by a
MLP / LLC
Long-life, low-decline, mature assets
Pending Berry Transaction
Overview
(1) Reserve estimates for pending Berry transaction based solely on data provided by seller.
Proved Reserves Q3'13 Production
~41 MBoe/d
~1.65 Tcfe
Corporate
Headquarters
(Denver)
TX
CA
East Texas
CO
Berry Operations
Permian
UT
Uinta
Piceance
Oil
Natural Gas
California
Berry Operations Map
Transaction Update
LINN filed Amendment No. 7 to its Registration
Statement on Form S-4 on November 6
Expect to hold unitholder / shareholder votes
in mid-December
Valued at ~$4.9 billion, including debt
Transaction Highlights
~15% decline rate
Reserve life of >18 years
Increases LINN’s production by ~30%
Increases LINN’s liquids exposure
Berry’s reserves are ~75% liquids
Dominant California position
Upon closing, LINN will be the 5
th
largest producer
in California
Significant additional resources
Probable and possible reserves total ~3.8 Tcfe
Permian
20%
Uinta
20%
East TX and
Piceance
10%
California
50%
NGLs
7%
Natural
Gas
26%
Oil
67%

6
Excellent MLP
Assets
Low decline rate of ~15% and reserve life of >18 years
Proved reserves of ~1.65 Tcfe
Current production of ~41,000 Boe/d
Significantly
Improves Credit
Metrics
100% stock-for-stock transaction significantly improves leverage
Geographic
Synergies
California, Permian and East Texas assets complement LINN’s existing positions in these areas
o Following closing, LINN will be the 5
th
largest producer in California
Attractive entry into new core area in the Uinta Basin
Liquids
Focused
(1)
~75% liquids, high-margin assets with excellent operating margins
Increases liquids exposure to 54% of proved reserves from 47%, as of
December 31, 2012
o Decreases LINN’s NGL exposure (as a % of total production)
Strategic-Fit
With LINN
Energy
Expected to be accretive to cash available for distribution
o Potential for additional operational synergies
Tax efficient for both LinnCo and Berry shareholders
(1) As of December 31, 2012, pro forma for announced merger.
Pending Berry Transaction
Strategic Rationale

East Goldsmith
Area
Central Basin Platform
Acquisition Acreage
Proved Location Area
PROB Location Area
Asset Overview
Net production ~4,800 Boe/d
Proved reserves of ~30 MMBoe (~70% oil)
o
Large infill drilling inventory
Reserves-to-production ratio of ~17 years
~98% operated working interest
124 producing wells on 6,250 net acres
o
Majority held by production
Platform for Growth
Expect to drill ~300 wells over the next 4-5 years
o
Proven downspacing from 40 acres to 10
acres
Future Clearfork waterflood
o
Additional reserve potential of ~24 MMBoe
CO
2
flood potential in Glorieta, San Andres and
Holt intervals
7
East Goldsmith Field – $525 million acquisition of
properties located in the Central Basin Platform of
the Permian Basin closed on October 31.
East Goldsmith Field Acquisition
Ector County

LINN Operational Update
8
Granite Wash
8 rigs drilling in the region
o
2 rigs targeting the Hogshooter interval in the Mayfield area of western Oklahoma
o
6 rigs focused on developing high-return, liquids-rich opportunities in the Texas Panhandle
12 Hogshooter wells producing in the Mayfield area with gross average IP rates of ~3,800
Boe/d (~74% liquids)
Permian Basin
4 rigs drilling vertical Wolfberry wells
Drilled 68 wells YTD 2013 and have reduced costs by ~15%
Potential for horizontal Wolfcamp and Spraberry
o
Expect to participate in 4 non-operated horizontal Wolfcamp wells beginning in Q4
o
Expect to spud 1 operated horizontal Wolfcamp well in late 2013 or early 2014
Jonah Field
2 rigs drilling in the region
Expect to participate in 19 operated and non-operated wells, with an additional 24 wells expected to be drilling or awaiting completion by year-end
Hugoton Field
Commenced 1-rig drilling program in Q2’13
~400 potential drilling locations and plan to drill ~80 wells next year
Identified a significant number of locations to sustain program for the next ~5 years

9
Capital Structure (9/30/13)
($ in millions)
(1) Pro forma for the East Goldsmith Field acquisition, which closed on October 31.
LINN Berry
Credit facility
(1)
$1,733 Credit facility $636
Term loan due 2018
(1)
500
Senior notes: Senior notes:
6.50% Senior notes due 2019 750 10.25% Senior notes due 2014 205
6.25% Senior notes due 2019 1,800 6.75% Senior notes due 2020 300
8.625% Senior notes due 2020 1,300 6.375% Senior notes due 2022 600
7.75% Senior notes due 2021 1,000 1,105
4,850
Total debt $7,083 Total debt $1,741
Credit facility note amount $4,000 Credit facility note amount $1,200
Less:  outstanding borrowings + LCs (1,738) Less:  outstanding borrowings + LCs (663)
Undrawn capacity $2,262 Undrawn capacity $537
Debt Summary Debt Summary
Liquidity Liquidity

LinnCo Structure
10
LINE
Unitholders
LLC
Units
LNCO
Shareholders
LinnCo
Common
Shares
Current distribution
of $2.90 / unit
(1)
Schedule K-1 (partnership)
LINE LNCO
Current dividend
of $2.90 / share
(2)
Form 1099 (C-Corp.)
LLC
Units
Investors now have the ability to own LINN Energy two ways:
LINE (Partnership for tax purposes / K-1)
LNCO (C-Corp. for tax purposes / 1099)
Tax liability to LinnCo on LINN
Energy’s distribution estimated to
be $0.00, $0.01 and $0.07 per
share for 2013, 2014 and 2015,
respectively.
$2.90
Distribution
$2.90
Distribution
$2.90
Dividend
(1) Represents the Q3’13 cash distribution of $0.725 per unit.
(2) Represents the Q3’13 cash dividend of $0.725 per share.
LINN Energy, LLC

LINN Has Created an Acquisition Machine
Screened 189
opportunities
Bid 41 for ~$10.1
billion
Closed 13 for
~$1.4 billion
Screened 122
opportunities
Bid 31 for ~$7.5
billion
Closed 12 for
~$1.5 billion
Note: “Asset Acquisitions” based on total consideration.
(1)
(2)
(2)
Historical Acquisitions and Joint Venture
11
Screened 246
opportunities
Bid 20 for ~$9.2
billion
Closed 7 for ~$2.9
billion
2010 2011 2012
Total ~$11.2 Billion Since 2010
YTD 2013
(1)
Screened 222
opportunities
Bid 9 for ~$3.0
billion
Closed 2 for ~$566
million
Asset Acquisitions Pending Berry Transaction
$4,925
$566
$1,367
$1,513
$2,850
$5,491
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
2010 2011 2012 2013TD
Data as of November 1, 2013.
Includes pending Berry transaction, with an implied value of ~$4.9 billion as of November 4, 2013.

Growth Through Accretive Acquisitions
Value of Acquisitions Per Year
(1)
12
~$15 billion of acquisitions in the Company’s history
Includes 60 separate transactions
(1)
(1) Includes pending Berry transaction and 15 acquisitions comprising the Appalachian Basin properties sold in July 2008.
(2) Includes pending Berry transaction, with an implied value of ~$4.9 billion as of November 4, 2013.
(2)
$452
$2,627
$601
$1,367
$1,513
$2,850
$566
$4,925
$52
$78
$202
$654
$3,281
$3,882
$4,000
$5,367
$6,880
$9,730
$15,221
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
$14,000
$16,000
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013TD
Cumulative Acquisitions Acquisitions Completed In Year C-Corp Acquisition

Natural Gas Positions
Percent Puts (3) Swaps Puts (2)
13
LINN is hedged ~100% on expected natural gas production through 2017; and
~100% on expected oil production through 2016
Puts provide price upside opportunity
Oil Positions
Percent Puts (3) Swaps (4) Puts
Note:  Except as otherwise indicated, illustrations represent full-year hedge positions as of September 30, 2013.
Significant Hedge Position
(Does Not Include Pending Berry Transaction)
(1)
(1)
$5.22
$5.25
$5.19
$4.20
$4.26
$5.42
$5.00
$5.00
$5.00
$4.88
$5.00
-
50
100
150
200
250
300
350
400
450
500
550
2013 2014 2015 2016 2017 2018
$5.12
$5.14
$5.31
46%
41%
34%
$4.48
$4.48
35%
36%
$94.97
$92.92 $96.23
$90.56
$89.02
$97.86
$91.30
$90.00
$90.00
$90.00
-
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
2013 2014 2015 2016 2017
$94.81
$90.44
25%
23%
21%
22%
$95.57
$92.52
$89.10
7%
(1) Represents the period October-December 2013.
(2) Excludes natural gas puts used to indirectly hedge NGL revenues.
(3) Calculated as percentage of hedged volume in the form of puts.
(4) Includes certain outstanding fixed price oil swaps of approximately 5,384 MBbls which may be extended annually at prices of $100.00 per Bbl for each of the years ending December 31, 2017, and
December 31, 2018, and $90.00 per Bbl for the year ending December 31, 2019, if the counterparties determine that the strike prices are in-the-money on a designated date in each respective preceding year.  The extension for each year is exercisable without respect to the other years.

C-Corp. Peers
% Hedged
(1)
Note:  LINN’s hedge percentages based on internal estimates. Excludes NGL production and natural gas puts used to hedge NGL revenues associated with BP Hugoton acquisition.
Source: Production estimates based on Bloomberg consensus, and hedge information based on publicly available sources.
(1) Represents simple average and peer group includes:  CLR, FST, XEC, KWK, NFX, PXD, PXP, RRC, SWN and WLL.
(2) Represents simple average and peer group includes:  BBEP, EVEP, LGCY, LRE, MEMP, MCEP, PSE, QRE and VNR.
LINN’s cash flow is notably more protected from oil and natural gas price uncertainty than its C-Corp. and Upstream MLP / LLC peers
Significant Hedge Position (Equivalent Basis)
(Does Not Include Pending Berry Transaction)
% Swaps % Puts
14
Upstream MLP / LLC
Peers % Hedged
(2)
63%
65%
70% 69%
54%
37%
35%
30%
31%
25%
100% 100% 100% 100%
79%
47%
20%
4%
1%
1%
71%
49%
29%
16%
9%
0%
20%
40%
60%
80%
100%
2013 2014 2015 2016 2017

0.40
0.43
0.52
0.52
0.57
0.57
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.66
0.66
0.66
0.69
0.69
0.69
0.73
0.73
0.73
0.73
0.73
0.73
0.73
$0.40
$0.80
$1.23
$1.75
$2.27
$2.84
$3.41
$4.04
$4.67
$5.30
$5.93
$6.56
$7.19
$7.82
$8.45
$9.08
$9.71
$10.34
$11.00
$11.66
$12.32
$13.01
$13.70
$14.39
$15.12
$15.84
$16.57
$17.29
$18.02
$18.74
$19.47
$-
$2.00
$4.00
$6.00
$8.00
$10.00
$12.00
$14.00
$16.00
$18.00
$20.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
Distribution History
Distribution History
15
Quarterly Distribution Cumulative Distribution
Consistently paid distribution for 31 quarters
81% increase in quarterly distribution since January 2006 IPO
(1)
(1) The Q1 2006 distribution, adjusted for the partial period from the Company's closing of the IPO on January 19, 2006 through March 31, 2006, equates to $0.32 per unit.
2006 2007
2008 2009 2010 2011
(1)
2012 2013

Note: Market data as of November 4, 2013 (LINE closing price of $31.80).  Source: Bloomberg.
LINN Total Return and Unit Price Appreciation (LINE IPO – Present of ~201%)
LINN Historical Return
16
LINE Total Return (TR) LINE Price Appreciation Alerian MLP TR Index LINE Total Return (TR) LINE Price Appreciation Alerian MLP TR Index S&P Mid
-
Cap E&P TR Index
S&P 500 TR Index
~62%
~82%
~51%
~206%
~201%
(50%)
0%
50%
100%
150%
200%
250%
2006 2007 2008 2009 2010 2011 2012 2013

17
Size Advantage in E&P MLP/LLC Market
LINN has a significant size advantage in
the E&P MLP / LLC market
E&P market presents significantly more
acquisition opportunities than rest of MLP
market
E&P sector has room to grow; $40 billion
versus $634 billion for all other sectors
LINE vs. Other Upstream MLPs MLP / LLC Total EV: $674 Billion
$40
Billion
$634
Billion
Note: Market data as of November 4, 2013 (LINE closing price of $31.80). Source: Bloomberg.
(1) Pro forma for pending Berry transaction, which remains subject to closing conditions, including completion of SEC review of pending Registration Statement on Form S-4 and subsequent shareholder and unitholder approvals.
E&P MLP /
LLC
6%
All Others
94%
Greater access to capital markets
Ability to complete larger transactions
Vanguard
Breitburn
EV Energy
Legacy
QR Energy
Atlas Resource
Pioneer
Memorial
LRR Energy
Mid-Con Energy
New Source Energy
$14.5 Billion
$20.5 Billion
$0.0
$5.0
$10.0
$15.0
$20.0
LINN Energy All Others
(11 MLPs)
LINN (PF Berry) (1)
$19.5 Billion

LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets.

19
Proved Reserves
Region
Proved
Reserves
(Bcfe)
% Natural
Gas
% Proved
Developed
Mid-Continent 1,648 51% 59%
Hugoton Basin 1,010 56% 85%
Green River Basin 1,017 72% 43%
Permian Basin 403 19% 56%
Michigan/Illinois 266 97% 94%
California 181 8% 96%
Williston/Powder River
Basin 189 8% 66%
East Texas 82 82% 100%
Total 4,796 54% 65%
The following table sets forth certain information with respect to LINN’s proved reserves for the year ended December 31, 2012, calculated on the basis required by
SEC rules:

20
The U.S. Securities and Exchange Commission (“SEC”) permits oil and gas companies, in their filings with the
SEC, to disclose only resources that qualify as "reserves" as defined by SEC rules. We use terms describing hydrocarbon quantities in this presentation including “inventory” and “resource potential” that the SEC’s guidelines prohibit us from including in filings with the SEC. These estimates are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are substantially less certain. Investors are urged to consider closely the reserves disclosures in LINN Energy’s
Annual Report on Form 10-K for the year ended December 31, 2012, available from LINN Energy at 600 Travis,
Suite 5100, Houston, Texas  77002 (Attn: Investor Relations).  You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.
In this communication, the terms other than “proved reserves” refer to the Company's internal estimates of hydrocarbon volumes that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Those estimates may be based on economic assumptions with regard to commodity prices that may differ from the prices required by the SEC to be used in calculating proved reserves.  In addition, these hydrocarbon volumes may not constitute reserves within the meaning of the Society of Petroleum Engineer's Petroleum Resource Management System or the SEC’s oil and gas disclosure rules.
Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of our ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, commodity prices, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates.  Accordingly, actual quantities that may be ultimately recovered from the Company's interests may differ substantially from the
Company’s estimates of potential resources.  In addition, our estimates of reserves may change significantly as development of the Company's resource plays and prospects provide additional data.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LINN and LinnCo have filed with the SEC a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com.

Participants in the Solicitation

LinnCo, LINN and Berry and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LinnCo and LINN’s directors and executive officers is available in the Registration Statement on Form S-4 relating to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012, dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this press release are made only as of the date hereof. None of LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.